Room 4561

April 2, 2009

Timothy G. Rogers
Chief Financial Officer
Technology Solutions Company
55 East Monroe Street, Suite 2600
Chicago, IL 60603

Re: **Technology Solutions Company**
**Revised Preliminary Proxy Statement on Schedule 14A**
**Filed March 31, 2009**
**File No. 000-19433**

Dear Mr. Rogers:

We have completed our review of your revised filing and have no further comments at this time.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (312) 853-7036
Pran Jha, Esq.
Sidley Austin LLP